Exhibit 99.7 Notification of dividend / distribution Notification of dividend / distribution Announcement Summary Entity name JAMES HARDIE INDUSTRIES PLC Security on which the Distribution will be paid JHX - CHESS DEPOSITARY INTERESTS 1:1 Announcement Type New announcement Date of this announcement Tuesday May 21, 2019 Distribution Amount USD 0.26000000 Ex Date Wednesday June 5, 2019 Record Date Thursday June 6, 2019 Payment Date Friday August 2, 2019 Refer to below for full details of the announcement Announcement Details Part 1 - Entity and announcement details 1.1 Name of +Entity JAMES HARDIE INDUSTRIES PLC Registration Number 1.2 Registered Number Type ARBN 097829895 1.3 ASX issuer code JHX 1.4 The announcement is New announcement 1.5 Date of this announcement Tuesday May 21, 2019 1.6 ASX +Security Code JHX Notification of dividend / distribution 1 / 4

Notification of dividend / distribution ASX +Security Description CHESS DEPOSITARY INTERESTS 1:1 Part 2A - All dividends/distributions basic details 2A.1 Type of dividend/distribution Ordinary 2A.2 The Dividend/distribution: relates to a period of six months 2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date) Sunday March 31, 2019 2A.4 +Record Date Thursday June 6, 2019 2A.5 Ex Date Wednesday June 5, 2019 2A.6 Payment Date Friday August 2, 2019 2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable? Security holder approval Court approval Lodgement of court order with +ASIC ACCC approval FIRB approval Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution. No 2A.8 Currency in which the dividend/distribution is made ("primary currency") USD - US Dollar 2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form USD 0.26000000 2A.9a AUD equivalent to total dividend/distribution amount per +security 2A.9b If AUD equivalent not known, date for information to be released Estimated or Actual? Friday June 7, 2019 Notification of dividend / distribution 2 / 4

Notification of dividend / distribution 2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market? Yes 2A.11 Does the entity have a securities plan for dividends/distributions on this +security? We do not have a securities plan for dividends/distributions on this security 2A.12 Does the +entity have tax component information apart from franking? No 2A.13 Withholding tax rate applicable to the dividend/distribution 20.000000 Part 2B - Currency Information 2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.). No 2B.2 Please provide a description of your currency arrangements The dividend is payable in Australian currency unless the securityholder elects otherwise. Part 3A - Ordinary dividend/distribution 3A.1 Is the ordinary dividend/distribution 3A.1a Ordinary dividend/distribution estimated estimated at this time? amount per +security No USD 3A.1b Ordinary Dividend/distribution amount per security USD 0.26000000 3A.2 Is the ordinary dividend/distribution franked? No 3A.3 Percentage of ordinary dividend/distribution that is franked 0.0000% 3A.4 Ordinary dividend/distribution franked 3A.5 Percentage amount of dividend which is amount per +security unfranked USD 0.00000000 100.0000 % Notification of dividend / distribution 3 / 4

Notification of dividend / distribution 3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount USD 0.26000000 Part 5 - Further information 5.1 Please provide any further information applicable to this dividend/distribution 5.2 Additional information for inclusion in the Announcement Summary Notification of dividend / distribution 4 / 4